Filed by: SUEZ
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended

Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: December 12, 2007

Amendment to Suez’s Rule 425(a) filing of the press release dated October 15, 2007, as filed with the SEC on October 16, 2007

Reason for Filing an Amendment

The following powerpoint presentation was made available on Suez’s website in connection with the October 15, 2007 joint Suez-Gaz de France press release announcing the operational and financial objectives, corporate governance and timetable of the merger project with Gaz de France. The presentation was inadvertently omitted from the filing of such press release with the Securities and Exchange Commission on October 16, 2007.

Important Information
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France,  nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environment Shares (or the shares of any company holding the Suez Environment Shares) have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and any update thereto and in the Document de Référence filed by Suez on April 4, 2007 (under no: D.07-0272) and any update thereto, as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

Creation of a World Leader in Energy

October 15, 2007
                                                                              1

Disclaimer

Important Information
---------------------
This communication does not constitute an offer or the solicitation of an offer to purchase, sell, or exchange any securities of Suez, Suez Environment securities (or securities of any company holding the Suez Environment Shares)
or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the U.S., Germany, Italy and Japan) in which it would be unlawful prior to registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed merger to holders of Suez ordinary shares (including Suez American
Depositary Shares (ADRs)) may not be offered or sold in the U.S. except pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The
Suez Environment Shares (or the shares of any company holding the Suez
Environment Shares) have not been and will not be registered under the US
Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorite des marches financiers (AMF) and, to the extent
Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the
U.S., Gaz de France may file with the U.S. Securities and Exchange Commission
(SEC), a registration statement on Form F-4, which will include a prospectus.
Investors are strongly advised to read the information document filed with the
AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any related amendments and supplements, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus and other relevant documents filed with the SEC at www.sec.gov and will receive information at an appropriate time on how to obtain these documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at www.amf-france. org or directly from
Gaz de France or Suez at www.gazdefrance. com or www.suez.com, as the case may
be.

Forward -Looking Statements
---------------------------
This communication contains forward-looking information and statements about
Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance.
Forward-looking statements are generally identified by the words "expects,"
"anticipates," "believes," "intends," "estimates" and similar expressions.
Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares and Suez ADRs are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorite des marches financiers ("AMF") made by Gaz de France and Suez, including under
"Facteurs de Risques" in the Document de Reference filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and in the Document de Reference and its update filed by Suez on April 4, 2007 (under no: D.07-0272), as well as documents filed with the SEC, including under "Risk Factors" in the Annual
Report on Form 20-F for 2006 filed by Suez on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward -looking information or statements.

                                                                              2

Table of contents

1.      Creation of a world leader in energy

2.      Transaction terms and timetable

3.      An ambitious and value-creating project

4.      A corporate governance in line with best practices

5.      Listing of SUEZ Environment, a reference player in water and waste management services

6.      Conclusion

                                                                              3

Creation of a world leader in energy

                                                                              4

Creation of a world leader specialised in energy

- **Leader in natural gas in Europe**
  - #1 purchaser & supplier
  - #1 transmission & distribution network
  - #2 European storage operator
- **Leader in electricity**
  - #5 power producer and supplier in Europe
  - #2 French power producer
  - World leader in IPPs[1]
- **World leader in LNG**
  - #1 importer & buyer in Europe
  - #2 LNG terminal operator
  - Leader in the Atlantic basin
- **European leader in energy services**

2006 revenue – € billion



Main utilities in the world
71
68
59
44
39
37
24
20
20
16
15
13
12
10
GDF SUEZ
E.On
EDF
RWE
Enel¹
Tepco (Japon)
Centrica
Iberdrola²
Endesa
Vattenfall
Constellation Energy (US)
Dominion Resources (US)
Duke Energy (US)
Gas Natural

Notes
1 Enel excluding Endesa
2 Pro forma for the acquisition of ScottishPower

Gaz de France

[1] Independent Power Producers

SUEZ

5

An industrial player with powerful assets

XX A unique combination of businesses
     > Active in the entire energy value chain
     > Multi-energy offering
     > Strategic fit between the energy and services businesses

XX Strong flexibility in energy generation and supply
     > Diversified and efficient power generation mix
     > Strong capacity for gas-electricity arbitrage
     > Diversified gas supplies with a strong LNG component
     > Optimisation at a global scale LNG) and on the European market (storage)

XX A major player in sustainable development
     > CO2 light generation capacities
     > High portion of renewable energies

                        Significant strategic leverage
                        Strong commercial opportunities
                                                                              6

Transaction terms and timetable

                                                                              7

Merger terms

- Terms based on an exchange ratio of **21 Gaz de France shares** for **22 SUEZ shares**
- **Simultaneous distribution** of 65% of the shares of SUEZ Environment to SUEZ shareholders
  - Shareholders' agreement between GDF SUEZ (35% of the share capital) and some of SUEZ's main current shareholders[1] (representing today approximately 12 % of the share capital)
- New outline of the merger project approved by the board of directors of the two Groups
- The terms will be submitted to the vote of **the Extraordinary General Meetings of both Groups**
- Shareholders of the new entity:
  - **55%**[2] of former SUEZ shareholders and **45%**[2] of former Gaz de France shareholders

Pro forma shareholding structure[2]



1.8%
1.2%
3.4%
1.5%
5.3%
51.2%
35.6%
Other
State
GBL
Employees
Crédit Agricole
CDC
Areva

Gaz de France
SUEZ

1 Shareholders' agreement including, apart from GDF-Suez: GBL, Groupe Crédit Agricole (except Predica), CDC (except under management), Areva and Groupe CNP Assurances
2 On a non diluted basis, as of 30/06/07

8

Remaining steps before completion of the merger

Consultation with        XX SUEZ
employee                 XX SUEZ Environment
representatives          XX Gaz de France (replacement of the employee representative bodies end of 2007, in accordance with the law voted on 9(th) August 2004)

                         XX Privatisation law implementation decree to be issued by the government
Regulatory and           XX Tax ruling on the distribution of the shares of SUEZ Environment
administrative           XX Registration by stock market authorities of the documentation related to the merger and the steps listing of the shares of SUEZ Environment
                         XX Opinion of the Commission des Participations et des Transferts

                         XX Approval by the boards of directors of SUEZ and Gaz de France of the merger agreement
Boards of                   and of the documentation related to the listing of the shares of SUEZ Environment
directors                XX Call of the Extraordinary General Meetings (approx. 1 month and a half before the meetings)

                         XX Publication of documentation related to the merger and the distribution of 65% of SUEZ's
Shareholders                Environment business
                         XX Extraordinary General Meetings of SUEZ and Gaz de France to approve the merger

                Merger completion during the first half of 2008
                                                                              9

An ambitious and value-creating industrial project

                                                                             10

An ambitious development strategy

XX   Consolidate leadership positionsin domestic markets:
          > France
          > Benelux

XX   Leverage complementarities to strengthen customer offerings:
          > Dual gas / electricity offers
          > Innovative energy services

XX   Boost its ambitious strategy of industrial developmentnotably in:
          > Upstream gas activities (E&P, LNG)
          > Infrastructures
          > Power generation, in particular nuclear and renewable energies

XX   Accelerate growth in all business lines in Europe

XX   Strengthen development areas internationally (Brazil, Thailand, the USA,
     Middle-East, Turkey, Russia...)
          > Development of the IPP business in new fast-growing markets

  A combination consistent with both Groups' strategies and allowing to boost their development
                                                                             11

Ambitious objectives in all businesses

Energy France

- Develop multi-energy offerings
- Reach 20% market share of "retail" power market
- Increase generation capacity

Energy Europe & International

- Priority given to development in Europe
- Strengthening of development areas internationally
- Development of generation capacity

Objective:
100 GW managed capacity by 2013, of which more than 10 GW[2] in France

Global Gas & LNG

- Target reserves of 1,500 mboe[1]
- Continue diversifying and optimizing gas sourcing portfolio
- Reinforce the group's leading position in LNG in the Atlantic basing
  - Grow contracted volumes by 30%
  - Grow unloading capacity in the Atlantic basin by 85%

Infrastructures

- Increase regasification capacity in France and in Belgium to 44 bcm³/ year in 2013
- Expand storage capacity in Europe (+35% between 2006 and 2013)
- Increase the group's transmission capacities by 15%

Energy Services

- Leverage the strategic fit between Gaz de France and SUEZ on the short term
- Accelerate profitable development on the basis of:
  - Strong know-how in optimizing energy facilities
  - Complete multi-service offers
  - A unique European network

Environment

- Growth strategy focused on Europe
- Grow selectively internationally through the implementation of new business models:
  - Management contracts
  - Long term joint ventures/ partnerships
  - Innovative financial arrangements

Gaz de France

1 Mainly through external growth
2 Includes Tricastin and Chooz

12

SUEZ

A sustained industrial capex programme

         Indicative split of annual capex(1), average between 2008-2010

           Average annual capex of (euro)10bn(1) between 2008-10 and
                      more than (euro)8bn(1) capex in 2008

1 Industrial investments (maintenance and development) which mainly relate to organic growth capex
                                                                             13

A strong financial profile

- A financial structure that sustains the **ambitious strategy of industrial growth**
  - Low gearing
  - Strong potential for cash flow generation
- A **key stock** in the energy sector
  - ~ €92bn pro-forma market capitalisation[1]
  - Among the top 3 listed utilities

Financial profile

2006 combined pro forma unaudited data - in €bn	GDF SUEZ[2]
Revenues	70,9
EBITDA[2]	11,7
Current operating income	7,3
Capex[3]	7,8
Net financial debt[4]	13,9

1 Based on spot share price as of 12/10/07. Before taking into account the impact of the distribution of 65% of the shares of SUEZ Environment
2 Full consolidation of SUEZ Environment – see details in appendix
3 Gross capex before divestitures and including development capex
4 Net financial debt including derivatives less cash and cash equivalent and financial assets at fair value through income

Gaz de France
SUEZ
14

Confirmed potential for operational synergies of approximately €1bn per year in the medium term

Pre-tax annual impact
post impact of remedies

			2008-2010	Annual total 2013
Operational synergies	Scale effect	Gas sourcing	€100m	€180m
		Other procurement	€120m	€120m
		Operating costs	€90m	€320m
	Complementarity	Supply and commercial costs	€80m[1]	
		Revenue synergies		€350m
		TOTAL	€390m	€970m (recurring)

Financial optimisation → ~ €1bn

Gaz de France

Non-recurring implementation costs: €150m for short term synergies and €150m for medium term synergies
1 Short term synergies partially non-recurring

SUEZ

15

Significant operational synergies due to scale effect and strategic fit

                 Gas sourcing
Scale effect     Other procurement
                 Operating costs

                 Supply and
                 commercial costs
Strategic fit
                 Revenue synergies

o Reduction in supply costs
o Further optimisation of sourcing portfolio
o Enhanced LNG arbitrage

o Joint procurement management and operational integration
o Bargaining power enhanced by increased volumes
o Selection and use of best contracts

o Overhead costs streamlining
o Joint-platforms for support services
o Optimisation of resources and structures

o Development of multi-energy offerings leading to savings in supply costs per client
o Energy production savings
o Reduction in new client acquisition costs

o Development in the French electricity market
o Additional growth in the European gas and electricity markets
o Additional growth in LNG and E&P
                                                                             16

Strong prospects for profitable growth

o Profitable growth
     o EBITDA growth of approximately 10%(1) in 2008
     o EBITDA target of (euro)17bn(1) in 2010

o A balanced mix of regulated and unregulated activities generating growth and recurring cash flows

o An optimized capex programme
     o (euro)10bn(2) per year on average over 2008-2010, with capex above (euro)8bn(2) in 2008
     o Split between approx. 75% development and 25% maintenance capex

o Ratings target: Strong A

1  Pro forma GDF SUEZ EBITDA as defined in appendix
2  Industrial investments (maintenance and development) which mainly relate to organic growth
                                                                             17

A strict financial policy

o Governance of investment committees in accordance with practices of the two
  Groups and ensuring a strict discipline

o Strict investment criteria in line with those currently enforced by the two
  Groups:

     o In accordance with the Group strategy
     o Value creation over the long run measured with IRR superior to specific hurdle rates for each activity and geographic area, and which take into account specific risks related to each project
     o Control over impacts on main financial aggregates of the Group (net result, free cash flow, capital employed)

                                                                             18

An attractive stock for shareholders

- **Dynamic** dividend policy targeting an **attractive yield** compared to the sector average
  - Target payout ratio: above 50% of recurring Group net income
  - Average annual growth in dividend per share of 10% to 15% between dividend paid in 2007[1] and dividend paid in 2010
- **Additional shareholder return** and **financial optimisation**
  - Exceptional dividends and share buy-backs
- **Enhanced stock market status**
  - Reference utilities stock (among top 3 in Europe)
  - Increased weighting of GDF SUEZ in stock market indices (one of the 20 largest companies in the Eurostoxx 50 by size of free float)

Gaz de France

1 Based on the Gaz de France dividend paid in 2007 and related to fiscal year 2006 (€1.1 per share); SUEZ shareholders will also benefit from the dividend distributed by SUEZ Environment

SUEZ

19

A corporate governance in line with best practices

                                                                             20

A balanced corporate governance structure

                   Board of Directors including 24 members:
                     At least 1/3 independent Directors 1

     10 Directors nominated by Suez               10 Directors nominated by Gaz de France

including Chairman and Chief Executive Officer    including Vice Chairman and President
           Gerard Mestrallet                               Jean-Francois Cirelli

                                                 including 7 members appointed by the French State
                                                           as per French law

                           4 Employee Representatives
      incl. 3 Directors elected by employees and 1 Director elected by GM representing employee shareholders

           5 Board Committees each of which will be presided over by
                         an Independent Board Director

    Audit Committee, Nomination Committee, Compensation Committee, Ethics,
Environment and Sustainable Development Committee and Strategy and Investments
                                   Committee

1 According to Bouton Report
                                                                             21

Listing of SUEZ Environment, a reference player in water and waste management services
                                                                             22

SUEZ Environment, a reference player in water and waste management services

o A leader in Europe and the world

o Global management of the entire water and waste management cycles

o Leading positions
     o 68 millions drinking water customers 44 millions sanitation services customers
     o 47 millions waste services customers
     o 1 billion customers served by a Degremont serviced installation

o A European -focused strategy combined with selective international expansion

o Key expertise areas  worldwide technical excellence,, dynamic research and development

o Attractive growth prospects combined with strong cash flow generation predictability

Creation of a reference player in environmental services businesses benefiting from an attractive stock market positioning

                                                                             23

SUEZ Environment, attractive growth prospects

o Attractive growth opportunities in favourable market conditions
     o Growing demand for environmental solutions in context of resources rarefaction
       (water resources management, waste recycling...)
     o Increasingly stringent environmental norms

o Strong demand for cutting edge value added solutions
     o Water: desalination, sludge treatment, re-use of waste water&
     o Waste: metals recycling, deconstruction (ships, planes&), methanisation &

o Dynamic development strategy sustained by global leadership position
     o Strong sales force supported by historical partnership strategy (Spain, Italy,
       Middle East, China...)
     o Ability to acquire and integrate profitable external growth opportunities

                                                                             24

Conclusion

                                                                             25

A project on track to deliver high value-creation for shareholders

o Creation of a global leader in Energy with powerful assets

o Acceleration of growth and profitability prospects

o Clearly identified synergies

o Dynamic shareholder return

o Implementation of best practice corporate governance

                                                                             26

Appendices

                                                                             27

Management structure

                The management committee will include 6 members

Chairman and chief executive officer     Gerard Mestrallet

Vice chairman and president              Jean-Francois Cirelli

Executive vice presidents                Yves Colliou
                                         Jean-Marie Dauger
                                         Jean-Pierre Hansen
                                         Gerard Lamarche

                            The executive committee

                      Members of the management committee
        Operational directors and the some support functions directors

                        A balanced management structure

                                                                             28

Operational structure of the new Group

Chairman and chief executive officer -- Gerard Mestrallet          Energy
                                                                    Policy
     Vice chairman and president -- Jean-Francois Cirelli        Committee

 Energy France                                            Henri Ducre

                                                   Jean-Pierre Hansen
 Energy Europe &                                  Dirk Beeuwsaert (deputy)

 International                   Energy                         Energy                Energy
                         Benelux - Germany                      Europe            International
                         Jean-Pierre Hansen                  Pierre Clavel       Dirk Beeuwsaert

 Global Gas & LNG                                   Jean-Marie Dauger

Infrastructures                                           Yves Colliou

Energy Services                                          Jerome Tolot

Environment                                      Jean-Louis Chaussade

                                                                             29

A clearly defined role for the French State

o The State will be a shareholder of the new group (c. 35% of the share capital)

o Representation of the State at the Board of Directors (7 representatives)

o Clear separation between the State as a shareholder and as a regulator

o Specific right of the State:
     o Right to veto decisions related to disposal of assets(1) located in France that could negatively impact French national interests in the Energy sector
     o Assets at stake: gas pipelines, assets related to distribution, underground storage and LNG terminals

1 Or allocation of assets as security

                                                                             30

The process is already well advanced

o October 6, 2006
     Approval of the proposed merger by the Belgian government

o November 8, 2006
     Passing by the French Parliament of the law allowing for the privatisation of
     Gaz de France

o November 14, 2006
     Authorisation of the transaction by the European Commission subject to undertakings

o November 30, 2006
     Decision of the Conseil Constitutionnel authorizing the privatisation of Gaz de
     France July 1(st), 2007

o December 7, 2006
     Promulgation of the law allowing for the privatisation of Gaz de France

o September 2(nd), 2007
     Approval of the new merger terms by the boards of directors of SUEZ and Gaz de
     France

                                                                             31

An organization dedicated to the success of this strategy

Energy France

o Gas and electricity Supply in France in France
o Power production in France
o Energy services for individual customers
     o Maintenance of gas heaters
     o Financing of installations

Energy Europe
& International

o Power production outside France
o Power and gas distribution and supply outside France
o Organization into 3 divisions:
     o Energy Benelux - Germany
     o Energy Europe
     o Energy International

Global Gas and LNG

o Exploration and production
o Gas supply for the group
o LNG arbitrage
o Energy trading and supply of major gas clients in Europe

Infrastructures

o Natural gas transmission network
     o Gas pipelines transmission networks (GRT gaz, Megal, Fluxys)
o LNG terminals in France and Belgium
o Storage activities in France and international
o Gas distribution network in France
o Stake in Elia

Energy Services

o Closer ties between Suez Energy Services and Cofathec
     o Management of urban networks in France and abroad
     o Management of industrial and tertiary electrical installations
     o Complete multi-technical offers

Environment

Management of the entire waste and water cycles:

Water (treatment, production, distribution, sanitation)

Waste services (collection, sorting/treatment, recovery, burying)

Engineering (water treatment plants)

                                                                             32

Energy France

o Leveraging the leadership position in natural gas supply and Gaz de France's powerful brands in order to:

     o Develop multi-energy offers on the existing portfolio of "retail" customers
     o Develop the retail electricity client base
     o Develop the complementarities between energy sales and services businesses and "eco-friendly" customer offering

o Parallel growth in power generation
     o New CCGT power plants
     o Development in Renewable Energies: wind, hydro and biomass

Energy
France

o 11 million customers at the end of 2006
o # 1 natural gas supplier
o # 2 electricity producer and supplier with 5.6 GW at the end of 2006 (excl.
  co-generation)

               A new leader in the multi-energy offer in France
                                                                             33

Energy Europe and International

o Benelux -- Germany
     o Increased generation capacities
     o Consolidation of leadership in retail in Belgium
     o Expansion in Germany and the Netherlands

o Europe
     o Integration and development based on existing assets in Italy, Spain and
       Eastern Europe
     o Strengthening of positions depending on changes in the
       regulatory framework and the effective deregulation of the markets
     o Development in important markets close to the EC (Russia, Turkey)

o International
     o Development based on existing strongholds: USA, Brazil, Thailand, Middle East
     o Business model focused on industrial customers and growth markets

Energy Europe & International

o 47 GW in installed capacity at the end of 2006
o # 1 energy supplier in Belgium
o # 1 in power generation in the Netherlands 9 million customers at the end of
  2006
o # 2 gas supplier in Eastern Europe # 1 IPP in Brazil and Thailand
o # 3 supplier to tertiary and industrial sectors in the United States

    Priority given to expansion in Europe and selected international growth

                                                                             34

Global Gas and LNG

o Development of the E&P business
     o Increase in reserves
     o Achievement subject to market conditions

o Diversification and competitiveness of the supply portfolio
     o Strengthening of the portfolio of long-term contracts
     o Increased geographic diversification
     o Global optimisation of the portfolio
     o Interests in new transit projects

o Strengthening of our LNG international leadership
     o Participation in integrated projects (Production / Liquefaction / Transport /
       Regasification)
     o Expanded international arbitrage capacities

Global Gas and LNG

XX # 1 gas buyer in Europe
XX 685 Mboe in proven and probable reserves at the end of 2006
XX World leader in LNG
XX 1,040 TWh in natural gas contracted in 2006

                   Diversified, global natural gas resources
                                                                             35

Infrastructures

o Terminals
     o Commissioning of Fos Cavaou (8.25bcm beginning of 2008)
     o Expansion of capacities at Zeebrugge (4.5bcm in 2008) and Montoir (2.5bcm in
       2011)

o Storage

     o Increase in capacities in France Development of offers
     o Expansion in Europe based on existing positions (Germany, Slovakia, Romania and the UK)

o Transmission and distribution
     o Development based on the natural gas market growth
     o Investments tied to needs for fluider exchanges
       (transmission capacity, volumes distributed)

Infrastructures

# 1 transmission network in Europe
# 1 distribution network in Europe
# 2 gas storage operator in Europe
# 2 LNG terminal operator in Europe

  Development of infrastructures to support the growth in natural gas markets

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Energy services

o A global offer from design to operation
     o Unique European network
     o Complementary service and installation businesses
     o Complete multi-technology offer

o Growth factors
     o Increased use of outsourcing
     o Stronger demand for energy efficiency

o Continued profitable development
     o Enhanced synergies between services and energy businesses
     o Selective growth in other European markets to support the other divisions

Energy services

o European leader in energy services
o Unique European network
o 15 countries
o ~ 1,000 sites

           Strong growth potential in the field of energy efficiency
                                                                             37

SUEZ Environment

- **Leadership in the management of the entire water and waste cycles enhanced by**
  - Unique expertise of the entire value chain
  - Portfolio of highly value-added technologies
  - Ability to offer integrated solutions
  - Ongoing research for innovative products and segments
- **Growth primarily targeted in developed countries**
  - 85% of revenues generated in countries with stable legal and political framework
  - Increasingly stringent regulations aiming at environmental friendly growth
  - New climate change related challenges encourage the development of innovative solutions
- **Selective international expansion with the development of new business models**
  - Management contracts (e.g. Algiers)
  - Long-term capital partnerships (e.g. China)
  - Innovative financial arrangements (e.g. UK)





Rev. 2006
Country / Geographic area

Environment

- **Global leader** in environmental services
- **68 million** water customers at the end of 2006
- **47 million** waste customers at the end of 2006

Leadership built on a solid European base
Global and healthy growth

Gaz de France

SUEZ

38

EBITDA definition of the combined entity

     2006 pro forma unaudited data (euro m)

      EBIT (pro forma combined)(1)                                   7,318

              + Depreciation and Amortisation(1)                   + 3,823

              + Non cash personnel related charges                    + 31

              + Concessions renewal expenses                         + 508

      EBITDA pro forma unaudited combined (2006 perimeter)          11,680

1 Post impact of  Purchase Price Allocation  (preliminary estimate: +(euro)700m in D&A)

                                                                             39

From standalone numbers to combined group EBITDA

    2006 pro forma unaudited data ((euro)m)

    2006 Suez EBITDA - standalone definition                                      7,083
    -    Pensions and other similar provisions reversals / accruals(1)            + 132
    -    Financial income (excluding interests received)                           - 284
    -    Share of result from associated companies                                 - 373
    = 2006 Suez EBITDA - combined entity definition                              6,,558

    2006 Gaz de France EBITDA-- standalone definition                             5,149

    -    Capital gains / losses from tangible and intangible asset disposals        + 25
    -    Capital gains / losses from disposals of affiliates                       - 243
    -    MtM of operating financial instruments                                    + 84
    +     Provision accruals on current assets                                    + 107
    = 2006 Gaz de France EBITDA -- combined entity definition                     5,122

     Pro forma unaudited 2006 EBITDA combined entity                             11,680

1 Excluding items included in financial result
                                                                             40

New Group pro forma summary P&L

          2006 pro forma unaudited data ((euro)m)

           Revenues                                                    70,858
                   Purchases                                          (39,940)
                   Personal costs                                     (10,090)
                   Depreciation and provisions                         (3,823)
                   Other operating income                              (9,687)

           Current operating income                                     7,318
                   Mtt of operating financial instruments                 (67)
                   Assets impairment                                     (198)
                   Restructuring costs                                    (89)
                   Asset disposal                                       1,424

           Operating income                                             8,388
                   Net financial income (expense)                        (883)
                   Other financial inome (expense)                       (263)
                   Income tax                                          (1,679)
                   Associates                                             524

           Net income                                                   6,087
                   o/w attributable to parent company shareholders      5,096
                   o/w minority interests                                 991

                                                                             41

Synergies related to gas sourcing[1]: scale effect and optimisation

Sourcing synergies


ST
€100m
MT
€180m

- **Reduction in sourcing costs**
  - Enhanced bargaining power towards suppliers and diversification of supply sources
  - Optimisation of price and risk profile
- **Further optimisation of sourcing portfolio**
  - Establishment of an extended asset base (long term contracts, LNG, gas-fired power plants,…)
  - Enhanced use of gas swaps
  - Enhanced gas / power arbitrage
- **Enhanced LNG arbitrage**
  - Asset optimization (terminals, long term contracts, LNG tankers, liquefaction, E&P)
  - Market arbitrage (particularly across the Atlantic basin)

€100m pre-tax annual synergies available in the short term
€180m pre-tax annual synergies available in the medium term

Gaz de France

SUEZ

1 post impact of remedies

42

Clear procurement savings (other than energy)

Procurement savings (other than energy)

ST (euro)120m    MT (euro)120m

o Joint procurement management and operational integration
     o Bargaining power bolstered due to volume effects
     o Use of master contracts
     o Best practices implementation
     o Establishment of a common platform

o Insurance purchases

o Information technology systems purchases

Study carried out in H2 2006 with the support of an
independent consultant who confirmed the estimates
prepared in May 2006

  (euro)120m pre-tax annual synergies available in the short and medium terms

                                                                             43

Operational costs synergies confirmed within the new group perimeter

   Operational, supply and commercial costs synergies

ST (euro)170m    MT (euro)320m

o Short term operational cost reductions
     o Streamlining of structure costs (volume effects on external costs:
       communication, consultancy, IT&)
     o Pooling of expertise and decisions

o Development of multi-energy offerings
     o Reduction of non-recurring new client acquisition costs
     o Energy production synergies
     o Supply synergies

o Further operational cost savings in the medium term
     o Further deployment of the procurement optimisation program
     o Optimisation of resources and structures
          o Pooling of information technology systems
          o Creation of joint-platforms for support services
          o Streamlining of overhead costs

        (euro)170m pre-tax annual synergies available in the short term
       (euro)320m pre-tax annual synergies available in the medium term

                                                                             44

Medium term revenue synergies arising from the operational fit between SUEZ and
Gaz de France

Revenue synergies

ST       MT (euro)350m

o Additional energy production capacity in Europe based on partner's existing assets
     o Clients portfolio
     o Sourcing and gas storage capacities

o Development of an integrated LNG chain based in particular on the regasification capacities in the Atlantic basin
     o Minority stake in E&P project and in a liquefaction train
     o LNG commercialisation on several markets

               Revenue synergies generating in the medium term a
                       (euro)350m pre-tax annual margin

                                                                             45